Exhibit 99.1

Gridsum Reports Unaudited First Quarter 2017 Financial Results

BEIJING, May 25, 2017 — Gridsum Holding Inc. (“Gridsum” or the “Company”) (NASDAQ:GSUM), a leading provider of cloud-based big-data analytics, machine learning and artificial intelligence (“AI”) solutions in China, today reported its unaudited financial results for the first quarter ended March 31, 2017. The Company will hold a conference call at 8:30 p.m. Eastern Time on May 25, 2017, or 8:30 a.m. Beijing Time on May 26, 2017. Dial-in details are provided at the end of this release.

First Quarter 2017 Financial Highlights

•	Net revenues increased by 57.3% to RMB100.6 million (US$14.6 million) from RMB64.0 million in the comparable period in 2016, driven by 51.5% growth in Enterprise revenues and a 112.4% increase in e-Government and other revenues.

•	Gross profit increased by 64.6% to RMB90.0 million (US$13.1 million) from RMB54.7 million in the comparable period in 2016.

“The first quarter of 2017 was another solid quarter with robust financial and operating results,” stated Mr. Guosheng Qi, Chief Executive Officer of Gridsum. “We are pleased to see our topline continue its strong growth momentum, primarily driven by solid customer base expansion, which we target to grow by 30-40% in 2017, and a steady increase in Average Revenue Per User (“ARPU”). Meanwhile, we are glad to report that for the third consecutive year, Gridsum was named one of the Top 10 companies in Beijing’s high-tech Zhongguancun district in terms of the number of the patent applications filed. This is a strong testament to our innovation DNA and unwavering commitment to continuing to drive market leading R&D efforts. This commitment is exemplified by the fact that we have filed 1,653 patent applications in China, of which 583 are big-data focused and 148 are explicitly Enterprise-AI focused, as of March 31, 2017. In addition, we have consolidated all of our AI activities strategically, technically and organizationally into a new division: Gridsum Prophet, which encompasses all of our AI capabilities: machine learning, natural language processing, image recognition, predictive industry modeling, and knowledge graph. We believe that the increased intelligent features of our products that come from this will continue to be key going forward in driving new customer acquisition and ARPU growth.”

Mr. Qi continued, “We have also strengthened our partnership with Tencent Cloud, having jointly developed an integrated speech to text solution for court trials and conferences, which we have the exclusive right to distribute in China’s nationwide court system. We see tremendous growth opportunities in front of us and will continue to penetrate into new markets, including financial services and intelligent CRM. With our first-mover advantage and cutting-edge technology, we will continue to enhance and build upon our product offerings and capitalize on the immense potential in the market. We believe we can further fortify our position as China’s leading provider of cloud-based big-data analytics, machine learning and AI solutions, and generate great value for our shareholders going forward.”

Mr. Michael Zhang, Chief Financial Officer of the Company, commented, “In the first quarter of 2017, our net revenues increased by 57.3% year over year to RMB100.6 million, driven by a solid 51.5% increase in our Enterprise revenues and 112.4% increase in e-Government and other revenues. The significant growth of our e-Government and other business was primarily driven by the better-than-expected performance in all the three revenue streams of e-Government, new media and legal services with legal services, in particular, exhibiting exceptional growth. To fuel further topline growth, we will leverage our superior sales efficiency and continue our targeted investment in sales and marketing to broaden our market visibility. R&D will remain another key area of focused investment to strengthen our technology leadership and drive expansion into new products and services.”

First Quarter 2017 Financial Results

REVENUES: Net revenues for the first quarter of 2017 increased by 57.3% to RMB100.6 million (US$14.6 million) from RMB64.0 million in the comparable period in 2016, driven by growth in Enterprise revenues and e-Government and other revenues.

Enterprise revenues increased by 51.5% to RMB88.9 million (US$12.9 million) in the first quarter of 2017 from RMB58.7 million in the comparable period in 2016. e-Government and other revenues increased by 112.4% to RMB13.8 million (US$2.0 million) in the first quarter of 2017 from RMB6.5 million in the comparable period in 2016. These growths were due to an increased number of customers as well as increased average revenue per customer.

COST OF REVENUES: Cost of revenues were RMB10.6 million (US$1.5 million), as compared with RMB9.3 million in the comparable period in 2016. The increase was primarily due to the RMB2.6 million increased cost of technical service fee, which was in line with total revenues growth.

GROSS PROFIT AND GROSS MARGIN: Gross profit for the first quarter of 2017 increased by 64.6% to RMB90.0 million (US$13.1 million) from RMB54.7 million in the comparable period in 2016. Gross margin for the first quarter of 2017 increased to 89.5%, as compared with 85.5% in the comparable period in 2016. The increase in gross margin was primarily attributable to the relatively larger portion of revenues coming from e-Government and other related sales, which have a higher gross margin, and improved revenue contribution from Enterprise revenue due to optimized service offering.

OPERATING EXPENSES: Total operating expenses for the first quarter of 2017 were RMB139.0 million (US$20.2 million), as compared with RMB76.3 million in the comparable period in 2016. As a percentage of net revenues, operating expenses were 138.2%, as compared with 119.3% in the comparable period in 2016, primarily due to the increased sales and marketing expenses and research and development expenses.

•	Sales and marketing expenses were RMB51.3 million (US$7.5 million) in the first quarter of 2017, as compared with RMB24.1 million in the comparable period in 2016. The increase was primarily due to a RMB20.8 million increase in marketing expenses and professional fees, a RMB3.8 million increase in personnel costs and a RMB2.6 million increase in overhead allocation, reflecting the Company’s strategy to drive long-term topline growth through sustainable investment in marketing and promotion activities by leveraging the existing high sales efficiency of the Company’s business.

•	Research and development expenses were RMB51.9 million (US$7.5 million) in the first quarter of 2017, as compared with RMB32.4 million in the comparable period in 2016, including a RMB13.1 million increase in personnel costs and a RMB8.0 million increase in overhead allocation, which was partially offset by a RMB1.6 million reduction of outsourcing costs. The increase primarily reflected the Company’s strong commitment to enhance its technology competency and innovation capabilities.

•	General and administrative expenses were RMB35.8 million (US$5.2 million) in the first quarter of 2017, as compared with RMB19.7 million in the comparable period in 2016. The increase was primarily due to a RMB15.3 million increase in allowance for doubtful accounts and a RMB1.8 million increase in personnel cost, and partially offset by a RMB1.0 million reduction in overhead allocation. The increase in allowance for doubtful accounts was a result of relatively slow collection in the first quarter of 2017.

LOSS FROM OPERATIONS: Loss from operations for the first quarter of 2017 was RMB49.0 million (US$7.1 million), as compared with RMB21.6 million in the comparable period in 2016.

NET LOSS ATTRIBUTABLE TO GRIDSUM’S ORDINARY SHAREHOLDERS: Net loss attributable to Gridsum’s ordinary shareholders for the first quarter of 2017 was RMB57.2 million (US$8.3 million), as compared with RMB31.1 million in the comparable period in 2016. The increase was primarily due to the increased operating expenses, including the incremental expenses as a result of being a publicly listed company.

NON-GAAP NET LOSS ATTRIBUTABLE TO GRIDSUM’S ORDINARY SHAREHOLDERS: Non-GAAP net loss attributable to Gridsum’s ordinary shareholders, which is defined as net loss attributable to Gridsum’s ordinary shareholders before share-based compensation expense, for the first quarter of 2017 was RMB52.2 million (US$7.6 million), as compared with RMB28.4 million in the comparable period in 2016.

EBITDA: Loss before interest, income tax, depreciation and amortization for the first quarter of 2017 was RMB43.0 million (US$6.2 million), as compared with RMB16.1 million in the comparable period in 2016. The increase was mainly due to the increase in loss from operation of RMB27.4 million, an increase in foreign exchange expense and other expense of RMB1.8 million, partially offset by depreciation and amortization expense of RMB2.3 million.

ADJUSTED EBITDA: Adjusted loss before interest, income tax, depreciation and amortization, which excludes share-based compensation expenses, was RMB38.0 million (US$5.5 million) for the first quarter of 2017, as compared with RMB13.4 million in the comparable period in 2016.

NET LOSS PER ADS ATTRIBUTABLE TO GRIDSUM’S ORDINARY SHAREHOLDERS: Net loss per ADS attributable to Gridsum’s ordinary shareholders for the first quarter of 2017 narrowed by 38.3% to RMB1.92 (US$0.28), as compared with RMB3.11 in the comparable period in 2016.

NON-GAAP NET LOSS PER ADS ATTRIBUTABLE TO GRIDSUM’S ORDINARY SHAREHOLDERS: Non-GAAP net loss per ADS attributable to Gridsum’s ordinary shareholders for the first quarter of 2017 narrowed by 38.4% to RMB1.75 (US$0.25), as compared with RMB2.84 in the comparable period in 2016.

Each ADS represents one Class B ordinary share. For purposes of determining net loss per ADS attributable to Gridsum’s ordinary shareholders, the weighted average number of ordinary shares for the first quarter of 2017 was 29,735,166. As of March 31, 2017, total number of ordinary shares outstanding was 29,735,166.

Balance Sheet

As of March 31, 2017, the Company had cash and cash equivalent of RMB183.4 million (US$26.7 million), time deposit of RMB68.8 million (US$10.0 million) and restricted cash of RMB258.1 million (US$37.5 million).

Recent Development: Launch of Gridsum Prophet AI Engine

The Company has recently consolidated all of its AI activities, technically, organizationally and strategically, into a new division called Gridsum Prophet. Gridsum Prophet is directly headed by the Company’s Chief Technology Officer, John Jiyang Liu. Gridsum Prophet encompasses all of the Company’s AI capabilities, including machine learning, natural language processing, image recognition, predictive industry modeling, and knowledge graph. It powers the Company’s intelligent products and solutions across the matrix of clients and industry verticals. It also allows the Company to see cross-industry, client and demographic correlations and relationships to add further value for clients. Gridsum Prophet is increasingly key in creating new differentiated product features for the Company’s existing products (e.g. marketing automation) and is central in defining and shaping new products, such as the Company’s social listening and brand management suite as well as the legal services suite and intelligent CRM product suites. Gridsum Prophet is also instrumental in defining Gridsum’s new product pipeline, such as the intelligent CRM and financial services product suites. The Company sees the new division playing an increasingly key role in customer acquisition, ARPU growth, new product development, and others.

Financial Outlook

For the full year of 2017, the Company retains its previous outlook that net revenues are expected to be in the range of RMB622 million to RMB634 million, representing approximately 57% year-over-year growth at the mid-point. These forecasts reflect the Company’s current and preliminary view, which may be subject to change.

Conference Call

The Company will hold a conference call on May 25, 2017 at 8:30 pm U.S. Eastern Time, or May 26, 2017 at 8:30 am Beijing Time to discuss its financial results.

Participants may access the call by dialing the following numbers:

United States:	+1-845-675-0437
International Toll Free:	+1-866-519-4004
Hong Kong:	+852-3018-6771
China Domestic:	400-620-8038
Conference ID:	22860602

The replay will be accessible through June 2, 2017 by dialing the following numbers:

United States Toll Free:	+1-855-452-5696
International:	+61-2-8199-0299
Conference ID:	22860602

A live and archived webcast of the conference call will be available through the Company’s investor relations website at http://ir.gridsum.com.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB6.8832 to US$1.00, the noon buying rate in effect on March 31, 2017 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all.

Statement Regarding Unaudited Condensed Financial Information

The unaudited financial information set forth above is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited condensed financial information.

Use of Non-GAAP Financial Measures

In evaluating the Company’s business, the Company considers and uses the following non-GAAP financial measures as supplemental measures to review and assess the Company’s operating performance: non-GAAP net loss attributable to Gridsum’s ordinary shareholders, non-GAAP net loss per share attributable to Gridsum’s ordinary shareholders, EBITDA and adjusted EBITDA. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared in accordance with U.S. GAAP. Non-GAAP net loss attributable to Gridsum’s ordinary shareholders is net loss attributable to Gridsum’s ordinary shareholders before share-based compensation, non-GAAP net loss per share attributable to Gridsum’s ordinary shareholders is the per share equivalent and non-GAAP net loss per ADS attributable to Gridsum’s ordinary shareholders is the per ADS equivalent, EBITDA is net loss before interest income and expenses, income tax expenses and depreciation expenses, and adjusted EBITDA is EBITDA before share-based compensation.

The Company presents these non-GAAP financial measures because they are used by the Company’s management to evaluate the Company’s operating performance and formulate the Company’s business plans. These non-GAAP financial measures enable the Company’s management to assess the Company’s operating results without considering the impact of non-cash charges, including depreciation expenses and share-based compensation, and without considering the impact of non-operating items such as interest income and expenses and income tax expenses. The Company also believes that the use of these non-GAAP measures facilitates investors’ assessment of the Company’s operating performance.

These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. These non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using these non-GAAP financial measures is that they do not reflect all items of income and expense that affect the Company’s operations. Interest income and expenses, income tax expenses, depreciation expenses and share-based compensation have been and may continue to be incurred in the Company’s business and are not reflected in the presentation of adjusted EBITDA. Further, these non-GAAP financial measures may differ from the non-GAAP financial measures used by other companies, including Gridsum’s peer companies, so their utility for comparison purposes may be limited.

The Company compensates for these limitations by reconciling the Company’s non-GAAP financial measures to the most directly comparable U.S. GAAP financial measures, which should be considered when evaluating the Company’s performance.

About Gridsum

Gridsum Holding Inc. is a leading provider of cloud-based big-data analytics, machine learning and AI solutions for multinational and domestic enterprises and government agencies in China. Gridsum’s core technology, the Gridsum Big Data Platform, is built on a distributed computing framework and performs real-time multi-dimensional correlation analysis of both structured and unstructured data. This enables Gridsum’s customers to identify complex relationships within their data and gain new insights that help them make better business decisions. The Company is named “Gridsum” to symbolize the combination of distributed computing (Grid) and analytics (sum). As a digital intelligence pioneer, the Company’s mission is to help enterprises and government organizations in China use data in new and powerful ways to make better informed decisions and be more productive.

For more information, please visit http://www.gridsum.com/.

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “may,” “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Among other things, quotations from management in this announcement, Gridsum’s financial outlook as well as Gridsum’s strategic and operational plans contain forward-looking statements. Gridsum may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Gridsum’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: unexpected difficulties in Gridsum’s pursuit of its goals and strategies; the unexpected developments, including slow growth, in the digital intelligence market; reduced demand for, and market acceptance of, Gridsum’s solutions; difficulties keeping and strengthening relationships with customers; potentially costly research and development activities; competitions in the digital intelligence market; PRC governmental policies relating to media, software, big data, the internet, internet content providers and online advertising; and general economic and business conditions in the regions where Gridsum provides solutions and services. Further information regarding these and other risks is included in Gridsum’s reports filed with, or furnished to, the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and Gridsum undertakes no duty to update such information except as required under applicable law.

Investor Relation Contact:

ICR, Inc.

Xueli Song

Tel: +1 (646) 328-2510

Email: IR@gridsum.com

GRIDSUM HOLDING INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands)

	As of
	December 31, 2016	March 31, 2017	March 31, 2017
	RMB	RMB	US $
ASSETS
Current assets:
Cash and cash equivalents	524,454	183,446	26,651
Time deposit	69,430	68,832	10,000
Restricted cash	—	258,120	37,500
Accounts receivable, net	412,301	492,253	71,515
Prepayments and other current assets	160,087	178,869	25,986

Total current assets	1,166,272	1,181,520	171,652

Non-current assets:
Property, equipment and software, net	56,107	65,327	9,491
Other non-current assets	3,947	1,323	192

Total non-current assets	60,054	66,650	9,683

Total assets	1,226,326	1,248,170	181,335

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Short-term bank loans	65,093	164,000	23,826
Accounts payable	12,150	7,214	1,048
Salary and welfare payables	54,779	32,834	4,769
Taxes payable	66,589	75,687	10,996
Deferred revenues	50,110	39,945	5,803
Advances from customers	106,570	93,092	13,525
Accrued expenses and other current liabilities	58,473	78,217	11,363

Total current liabilities	413,764	490,989	71,330

Total liabilities	413,764	490,989	71,330

Shareholders’ equity:
Total Gridsum shareholders’ equity	812,231	756,866	109,959

Non-controlling interests	331	315	46

Total shareholders’ equity	812,562	757,181	110,005

Total liabilities and shareholders’ equity	1,226,326	1,248,170	181,335

GRIDSUM HOLDING INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(All amounts in thousands, except for shares, per share and per ADS data)

	For the Three Months Ended
	March 31, 2016	December 31, 2016	March 31, 2017	March 31, 2017
	RMB	RMB	RMB	US$

Revenues:
Enterprise	58,701	128,408	88,912	12,917
e-Government and other	6,482	30,008	13,766	2,000
Less: Business tax and surcharges	(1,222)	(4,942)	(2,094)	(304)

Net revenues	63,961	153,474	100,584	14,613
Cost of revenues	(9,267)	(21,794)	(10,584)	(1,538)

Gross profit	54,694	131,680	90,000	13,075

Operating expenses:
Sales and marketing expenses	(24,141)	(50,942)	(51,323)	(7,456)
Research and development expenses	(32,434)	(47,508)	(51,930)	(7,544)
General and administrative expenses	(19,734)	(25,959)	(35,768)	(5,196)

Total operating expenses	(76,309)	(124,409)	(139,021)	(20,196)

Income/(Loss) from operations	(21,615)	7,271	(49,021)	(7,121)

Other income/(expense):
Foreign currency exchange gain/(loss)	127	279	(1,229)	(179)
Interest income/(expense), net	106	(1,460)	(1,978)	(287)
Other income/(expense), net	115	(1,117)	(339)	(49)

Income/(Loss) before income tax	(21,267)	4,973	(52,567)	(7,636)
Income tax expense	—	(28,387)	(4,621)	(671)

Net loss	(21,267)	(23,414)	(57,188)	(8,307)

Less: Net loss attributable to non-controlling interests	(13)	(10)	(16)	(2)
Net loss attributable to Gridsum Holding Inc.	(21,254)	(23,404)	(57,172)	(8,305)

Accretion to preferred shares redemption value	(5,494)	—	—	—
Cumulative dividend to preferred shareholders	(4,332)	—	—	—

Net loss attributable to Gridsum’s ordinary shareholders	(31,080)	(23,404)	(57,172)	(8,305)

Net loss	(21,267)	(23,414)	(57,188)	(8,307)
Foreign currency translation adjustment, net of nil tax	2,081	21,574	(3,205)	(466)

Comprehensive loss	(19,186)	(1,840)	(60,393)	(8,773)

Less: Comprehensive loss attributable to non-controlling interests	(13)	(10)	(16)	(2)
Comprehensive loss attributable to Gridsum Holding Inc.	(19,173)	(1,830)	(60,377)	(8,771)

Weighted average number of ordinary shares used in net loss per share attributable to Gridsum’s ordinary shareholders calculations:
Basic and diluted	10,000,000	29,702,394	29,735,166	29,735,166
Net Loss per ordinary share attributable to Gridsum’s ordinary shareholders:
Basic and diluted	(3.11)	(0.79)	(1.92)	(0.28)
Net Loss per ADS attributable to Gridsum’s ordinary shareholders:
Basic and diluted	(3.11)	(0.79)	(1.92)	(0.28)

GRIDSUM HOLDING INC.

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except for shares, per share and per ADS data)

	For the Three Months Ended
	March 31, 2016	December 31, 2016	March 31, 2017	March 31, 2017
	RMB	RMB	RMB	US$
Reconciliation of net loss attributable to Gridsum’s ordinary shareholders to non-GAAP net loss attributable to Gridsum’s ordinary shareholders
Net loss attributable to Gridsum’s ordinary shareholders	(31,080)	(23,404)	(57,172)	(8,305)
Share-based compensation	2,663	2,648	5,012	728
Non-GAAP net loss attributable to Gridsum’s ordinary shareholders	(28,417)	(20,756)	(52,160)	(7,577)

Weighted average number of ordinary shares used in net loss per share attributable to Gridsum’s ordinary shareholders and non-GAAP net loss per share attributable to Gridsum’s ordinary shareholders calculations:

Basic and diluted	10,000,000	29,702,394	29,735,166	29,735,166
Net loss per ordinary share attributable to Gridsum’s ordinary shareholders:
Basic and diluted	(3.11)	(0.79)	(1.92)	(0.28)
Net loss per ADS attributable to Gridsum’s ordinary shareholders:
Basic and diluted	(3.11)	(0.79)	(1.92)	(0.28)

Non-GAAP net loss per ordinary share attributable to Gridsum’s ordinary shareholders:
Basic and diluted	(2.84)	(0.70)	(1.75)	(0.25)
Non-GAAP net loss per ADS attributable to Gridsum’s ordinary shareholders:
Basic and diluted	(2.84)	(0.70)	(1.75)	(0.25)

Reconciliation of net loss to EBITDA and adjusted EBITDA
Net loss	(21,267)	(23,414)	(57,188)	(8,307)
Interest (income)/expense, net	(106)	1,460	1,978	287
Income tax expenses	—	28,387	4,621	671
Depreciation and amortization expenses	5,280	7,496	7,603	1,105
EBITDA	(16,093)	13,929	(42,986)	(6,244)
Share-based compensation	2,663	2,648	5,012	728
Adjusted EBITDA	(13,430)	16,577	(37,974)	(5,516)